Exhibit 99.8

STRICTLY CONFIDENTIAL

VIA EMAIL

January 30, 2012

Mr. Robert Brown, Chairman of the Board of Directors

Onvia Inc.

509 Olive Way | Suite 400 | Seattle, Washington 98101 | United States

Dear Bob:

As you know, Symphony Technology Group (“STG”) is a significant stockholder in Onvia, owning nearly 15% of the Company’s outstanding shares. We have held this position for over one year, and during this time have become increasingly frustrated with the Company’s operating performance and the Board of Director’s unwillingness to consider strategic alternatives for the business, including the proposal that we made to acquire the business last January (2011), which you declined to entertain. At this time, we strongly encourage the Board of Directors to engage with us in the process we describe below, which is designed to maximize stockholder value, and to do so in advance of the upcoming deadline for stockholders to nominate new Board members and otherwise submit business for Onvia’s 2012 annual meeting.

As a first step in Onvia’s stockholder value maximizing process, we are pleased to submit a non-binding indication of interest to purchase all outstanding stock of Onvia for $4.25 per share, as outlined in more detail below. It is essential that Onvia and STG explore this very attractive proposal on an exclusive basis in light of management bandwidth issues at Onvia and the considerable resources STG would have to expend to complete this transaction expeditiously. STG would, however, expect to provide Onvia a customary 30-day go-shop period should we reach definitive agreement. Clearly, an important next step will be for Onvia to hire a financial advisor promptly.

Background and Strategic Interest

We believe that the sale of Onvia is in the best interests of stockholders for the following reasons:

1)	Onvia has consistently under-performed, with this underperformance continuing even under new management

Over a long-term horizon, stockholder patience with Onvia’s management and board has not been rewarded. For the five year period ending January 27th, 2012, Onvia’s stock price declined from $6.20 to $3.01, a loss of 51.5%. It has underperformed by 66.8% vs. the NASDAQ and 44.1% vs. the S&P 500 during this timeframe. Over the three year period ending January 27th, 2012, Onvia’s stock price declined from $4.10 to $3.01, a loss of 26.6%. It has underperformed by 113.7% vs. the NASDAQ and 82.3% vs. the S&P 500 during this timeframe. Over the last year, Onvia has continued to destroy stockholder value, adding concrete evidence to our belief that the company would be best served as a private entity. Specifically, on an absolute basis, Onvia’s 30-day stock price trading average as of January 27th, 2012 was $2.94 versus $4.42 for the comparable period a year ago, a decline of 33.5%. Furthermore, on a relative basis, Onvia’s stock price as of January 27th 2012 declined by 31.4% versus a year ago, compared to a 2.2% increase in the Nasdaq and a 1.3% increase in the S&P 500. Onvia’s stock price performance has been driven by deteriorating operating fundamentals. Revenue for the latest twelve month period ending September 2011 fell to $24.1M from $27.5M, a 12.3% decline, and cash flow from operations fell to $1.4M from $2.3M, a 39.1% decline. Onvia’s financial and operating performance, combined with its small absolute market capitalization and low trading volume, all point to the conclusion that the company should restructure its business as a private entity.

2)	The Company’s stated reason for its recent revenue declines is questionable, and we believe declines will continue for the foreseeable future.

As we understand it, Management has claimed that the 2011 top line performance (declines of over 12% through the LTM period ended September 2011) was largely driven by an intended strategy of focusing on larger “enterprise” clients and moving away from less profitable smaller clients. If this is the case and we are “betting the Company” on the enterprise segment, then we are very concerned that the head of Onvia enterprise sales has recently been removed from the Company’s website. To us, this suggests that the Company’s stated strategy isn’t working.

3)	A Company of Onvia’s size does not belong as a public company.

Onvia is far too subscale to be able to amortize its fixed cost base over sufficient revenue to achieve attractive profitability. Furthermore, its market capitalization of approximately $26M as of January 27th is below that of most micro-capitalization stocks and it has had a de minimus average trading volume of less than 6,500 shares per day over the last 30 day period. This lack of operating and capital markets scale will not allow the company to attract the analyst coverage or long-term investor base required to maximize stockholder value in a public context. The company would be much better served by restructuring and adding scale as a private entity with a long-term, patient majority shareholder.

4)	Onvia’s market is becoming increasingly competitive and a standalone Onvia doesn’t have the resources to compete in its market.

A number of large players have recently entered Onvia’s sector, and the Company simply does not have the investment resources to compete as a standalone company in the government data segment going forward. The recent acquisitions of EagleEye, FedSources and Input by large well-funded companies like Bloomberg and Deltek signal a shift in the government data market. These companies are all committing significant amounts of capital and resources to these markets, and we believe it is a matter of time before Onvia will no longer be competitive standalone.

For all of these reasons, we believe the Board must formally consider strategic alternatives, and as part of that process we submit the following proposal.

Our Proposal

1.

Purchase Price. Based on our review of publicly available information on Onvia and our own investigation of the business both directly and through consultants, our proposal is for STG to acquire Onvia for a consideration of $4.25 per share. This assumes total shares outstanding of approximately 8,490,062 based on your September 30th 10-Q and the other information you have publicly disclosed regarding your capital structure.

Our proposed price of $4.25 per share represents a 41.2% premium to Onvia’s closing stock price of $3.01 on January 27th, 2012. To put the attractiveness of this offer in perspective, assuming a 15% EBITDA margin (Onvia’s September 2011 LTM EBITDA margin was 14.7%) and Onvia’s current trading multiple of 4.2x TEV / TTM EBITDA, Onvia would have to grow revenue to $40.8M to achieve a $4.25 stock price. This would equate to 69.5% total growth from LTM September 2011 revenue of $24.1M, or five years of revenue growth at an 11.1% annual growth rate. From a time, value maximization and execution risk perspective, Onvia’s stockholders would be much better off accepting STG’s proposal.

2.	Additional Due Diligence. We have already done considerable due diligence on Onvia based on publicly available information, and thus believe that, assuming full access to Management, we can complete our due diligence in an expedited manner. Our diligence will be focused in three key areas:

•

Basic and confirmatory financial / accounting due diligence: – We have engaged the Transaction Services team from a well known accounting firm to help us complete our confirmatory accounting review. We have worked with this firm on a number of transactions, and are confident in their ability to complete their review with 2-3 weeks total, assuming access to the Company and it its books and records;

•

Business due diligence: via a handful of meetings with management we will look to confirm our understanding of basic business trends, revenue trajectory as well as organizational / cost structure details. Given our expertise in the sector, there should not be a need for a review of the basics of the business and market; instead these discussions should be far more focused on the business fundamentals of Onvia, understanding key revenue sources / relationships, risks and opportunities;

•

Limited customer / partner diligence: Toward the end of the four week period during which we propose to complete our diligence and finalize definitive transaction documentation, we would plan to speak with a handful of important customers to understand their perspectives on Onvia and future buying intentions. This activity can be completed in a few days, after all or most other work is completed and will be conducted with discretion; and

•

Legal due diligence and documentation: We have engaged Shearman and Sterling LLP to support our review of any outstanding legal items as well as to help with the completion of a definitive agreement. The particular attorney working on the project has worked with Symphony on dozens of transactions and takes a business-oriented approach to deals and issues and understands what we view as important.

3.	Timing/Exclusivity. Assuming access to management, we believe that this process, both the due diligence and drafting of definitive documentation, can be completed within 4 weeks. As noted above, we would require the Company to engage with us exclusively during this period given the intensity of effort and expenditure that will be necessary to meet such an expedited timeline.

4.	Necessary Approvals. STG is a very lean organization, and all decision makers have been and will be intimately involved in this process, and thus our final decision making with respect to the acquisition will not add additional time or risk to this process.

5.	Financing. We plan to implement the Proposal using equity funds from STG III, L.P and STG III-A, L.P (collectively, “STG III”) and Company cash on hand. We do not anticipate a financing condition associated with this offer.

6.	Go Shop Provision. In light of our request for exclusivity, we anticipate that the merger agreement with respect to the transaction would provide the Company a 30-day go-shop period during which pro-active solicitation of alternative proposals by the Company would be permitted and entitle the Company to pay a reduced termination fee in connection with any such proposal completed during such period.

7.	Confidentiality. The proposal described herein is being made on the understanding that the Company shall not make any disclosure to any third party of the existence or contents of this letter, the transactions contemplated hereby, or the status of negotiations with respect thereto (other than any such disclosure to the Company’s representatives who have a need to know such information in furtherance of the transactions contemplated hereby). Without limiting the generality of the foregoing, we currently believe that this proposal does not necessitate public disclosure by either of us. Any such public disclosure on your behalf may void this proposal at our sole discretion.

8.

Next Steps. As you know, Symphony and other large stockholders of Onvia have some important decisions to make in advance of the expiration in mid-February of the period during which Symphony and other stockholders have the right to nominate directors and submit other business for Onvia’s 2012 Annual Meeting. Symphony is hereby requesting the opportunity to speak with Onvia’s Board of Directors and management to discuss our proposal. We would respectfully urge your prompt attention to our proposal and would expect to hear back from by 5PM (Pacific time) on Thursday, February 2nd, 2012.

9.	Names and Contact Details. Any communication with STG should be directed to:

Symphony Technology Group

c/o William Chisholm, Managing Director

2475 Hanover Street

Palo Alto, CA 94304

650-935-9531 (office)

650-906-9771 (mobile)

bill@symphonytg.com (email)

We believe that this proposal is a compelling proposal that is in the best interests of the Company’s stockholders. Provisions of this letter constitute a non-binding expression of intent and are not intended, and shall not be construed, to constitute a binding obligation of Symphony Technology Group.

We look forward to discussing the proposal with you.

Sincerely,

By:	/s/ William Chisholm
William Chisholm
Managing Director
Symphony Technology Group